Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes that appear in this report. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended December 31, 2025 and 2024 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Overview

Through our wholly owned subsidiary in Singapore, we engage in software development; enterprise technology integration services; digital platform, infrastructure solutions and sale of software-related hardware product; and exploration and commercialization of blockchain-enabled financial infrastructure technologies, including real-world asset tokenization solutions. Our operations are currently based in Singapore, and historically we have served clients in Singapore and Malaysia. In recent periods, we have expanded our client base to other markets in Southeast Asia and Hong Kong. For the six months ended December 31, 2025 and 2024, our revenues were SGD 2,166,935 (USD1,685,151) and SGD 490,977, respectively. For the six months ended December 31, 2025, we generated a majority of our revenues from product sales, which represented 53.5% of total revenue. For the six months ended December 31, 2025, our revenue was SGD 2,166,935 (USD1,685,151). The software development services represented 46.0% and 100.0% of total revenue in the six months ended December 31, 2025 and 2024, respectively. The consulting and technical support services represented 0.5%, and 0% of our revenue in the six months ended December 31, 2025 and 2024, respectively. The sale of software-related hardware represented 53.5% and 0.0% of our revenue in the six months ended December 31, 2025 and 2024, respectively.

For the six months ended December 31, 2025, the Company experienced revenue growth across all three of its revenue streams compared to the corresponding prior period. The increase was primarily driven by continued business development efforts and the successful execution of additional customer projects. In particular, revenue from product sales increased significantly following the completion of a product sales project during the reporting period.

The Company also continued to strengthen its technical workforce and enhance its service delivery capabilities, enabling it to undertake a greater number of projects and better meet customer demand. These efforts contributed to the overall increase in revenue during the six-month period.

Results of Operations

Results of Operations for the Six months ended December 31, 2025 and 2024

Our consolidated results of operations for the six months ended December 31, 2025 and 2024 are summarized below:

	For the Six Months ended December 31, (Unaudited)
	2024	2025	2025	Variance	Change
	SGD	SGD	USD	SGD	%
Revenues	490,977	2,166,935	1,685,151	1,675,958	341.4%
Cost of revenues	(288,218)	(1,606,951)	(1,249,670)	(1,318,733)	457.5%
Gross profit	202,759	559,984	435,481	357,225	176.2%
Selling and marketing expenses	—	(231,192)	(179,790)	(231,192)	100.0%
General and administrative expenses	(205,715)	(1,216,086)	(945,708)	(1,010,371)	491.1%
Research and development expenses	(1,120,000)	—	—	1,120,000	(100.0)%
Total Operating Expense	(1,325,715)	(1,447,278)	(1,125,498)	(121,563)	9.2%
(Loss)/Income from operations	(1,122,956)	(887,294)	(690,017)	235,662	(21.0)%
Other expense, net	(44,676)	(94,175)	(73,237)	(49,499)	110.8%
Loss before provision for income taxes	(1,167,632)	(981,469)	(763,254)	186,163	(15.9)%
Provision for income taxes	—	—	—	—	—%
Net Loss	(1,167,632)	(981,469)	(763,254)	186,163	(15.9)%

Revenues

For the six months ended December 31, 2025, our total revenue was SGD 2,166,935 (USD 1,685,151) as compared to SGD 490,977 for six months ended December 31, 2024. Our total revenue increased by SGD 1,675,958, or 341.4%. The overall increase in total revenue was primarily attributable to higher revenue generated across all three of the Company’s revenue streams during the six months ended December 31, 2025. The increase was driven by continued growth in software development services as the Company secured and completed additional customer projects, increased maintenance and support revenue from its expanding customer base, and higher product sales following the successful completion and delivery of a product sales project during the reporting period.

For the six months ended December 31, 2025, our software development service revenue was SGD 996,935 (USD 775,282) as compared to SGD 490,977 for the six months ended December 31, 2024. The increase in software development service revenue was SGD 505,958 or 103.1%. For the six months ended December 31, 2025, our consulting and technical support services revenue was SGD 10,000 (USD 7,777) as compared to nil for the six months ended December 31, 2024. The increase in consulting and technical support services revenue was SGD 10,000 or 100.0%. For the six months ended December 31, 2025, our product sales revenue was SGD 1,160,000 (USD 902,092) as compared to nil for the six months ended December 31, 2024. The increase in product sales revenue was SGD 1,160,000 or 100.0%. The increase in software development service revenue was primarily attributable to the Company’s continued expansion of its software development contract portfolio, including additional projects secured from customers in Singapore and Hong Kong. The increase reflects higher project activity during the reporting period and the successful execution of these customer engagements.

Cost of Revenues

Our cost of revenues increased by SGD 1,318,733 or 457.5% from SGD 288,218 for the six months ended December 31, 2024 to SGD 1,606,951 (USD 1,249,670) for the six months ended December 31, 2025. This increase is mainly attributed to an increase in revenue generated from all three revenue streams. The majority of the increase in cost of revenues was attributable to product sales, which involve higher procurement costs and generally generate lower gross profit margins compared to our software development services and consulting and technical support services. As a result, the increased contribution from product sales during the current period led to a higher overall cost of revenues.

Gross Profit

Our gross profit increased by SGD 357,225, from SGD 202,759 for the six months ended December 31, 2024 to SGD 559,984 (USD 435,481) during the six months ended December 31, 2025. The increase was attributed to an increase in new software development contracts secured during the year.

Our gross profit and gross profit margin from our major revenue streams are summarized as follows:

	For the Six Months ended December 31, (Unaudited)			Variance Amount
	2024	2025	2025	%
	SGD	SGD	USD
Software development service
Gross profit	202,759	472,184	367,201	269,425
Gross margin	41.3%	47.4%	47.4%	132.9%
Product sales
Gross profit	—	83,800	65,169	83,800
Gross margin	—	7.2%	7.2%	100.0%
Consulting and technical support services
Gross profit	—	4,000	3,111	4,000
Gross margin	—	40.0%	40.0%	100.0%
Total gross profit	202,759	559,984	435,481	357.225
Total gross margin	41.3%	25.8%	25.8%	176.2%

Gross profit from software development services increased by SGD 269,425, or 132.9%, from SGD 202,759 for the six months ended December 31, 2024 to SGD 472,184 (USD 367,201) for the six months ended December 31, 2025, primarily due to the increase in software development revenue resulting from the successful execution and completion of additional customer projects during the period.

Gross profit from product sales increased by SGD 83,800, or 100.0%, from nil for the six months ended December 31, 2024 to SGD 83,800 (USD 65,169) for the six months ended December 31, 2025. The increase was primarily attributable to the completion of the final project milestone, which included the delivery of hardware products to the customer and the corresponding recognition of product sales revenue.

Gross profit from consulting and technical support services increased by SGD 4,000, or 100.0%, from nil for the six months ended December 31, 2024 to SGD 4,000 (USD 3,111) for the six months ended December 31, 2025, primarily due to the commencement of consulting and technical support services provided during the reporting period.

Overall gross profit margin decreased from 41.3% for the six months ended December 31, 2024 to 25.8% for the six months ended December 31, 2025. The decrease was primarily attributable to the recognition of product sales revenue during the current period, which generally carries lower profit margins than the Company’s software development and consulting and technical support services.

Operating Expenses

For the six months ended December 31, 2025, operating expenses were SGD 1,447,278 (USD 1,125,498), representing an increase of SGD 121,563, or 9.2%, from SGD 1,325,715 for the six months ended December 31, 2024. The increase was primarily attributable to higher general and administrative expenses and selling and marketing expenses following the completion of the Company’s initial public offering (“IPO”), including increased professional fees, personnel costs, and other corporate administrative expenses. The increase was partially offset by the absence of research and development expenses during the current period, as qualifying software development costs were capitalized as intangible assets in accordance with ASC 985-20.

Selling and marketing expenses primarily consisted of compensation expenses relating to our sales and marketing personnel, as well as other expenses associated with our sales and marketing activities. Selling and marketing expenses increased by SGD 231,192, from nil for the six months ended December 31, 2024 to SGD 231,192 (USD 179,790) for the six months ended December 31, 2025. The increase was primarily attributable to the expansion of the Company’s sales and marketing activities following the IPO, including efforts to promote the Company’s products and services, strengthen market presence, and acquire new customers.

General and administrative expenses primarily consisted of salaries and compensation for accounting, finance, human resources, and executive personnel, as well as professional service fees, office expenses, rental expenses, and depreciation. General and administrative expenses increased by SGD 1,010,371, or 491.1%, from SGD 205,715 for the six months ended December 31, 2024 to SGD 1,216,086 (USD 945,708) for the six months ended December 31, 2025. The increase was primarily attributable to higher professional service fees, increased employee compensation, and additional corporate and compliance costs incurred following the completion of the IPO. As a percentage of total revenue, general and administrative expenses increased from 41.9% for the six months ended December 31, 2024 to 56.1% for the six months ended December 31, 2025. The increase was primarily due to the Company incurring additional public company operating costs following the IPO, including compliance, regulatory, governance, and professional service expenses, which outpaced the growth in revenue during the period.

Research and development expenses primarily consisted of compensation and benefit expenses relating to research and development personnel and other costs incurred in connection with the development of the Company’s software products. Research and development expenses decreased by SGD 1,120,000 from SGD 1,120,000 for the six months ended December 31, 2024 to nil for the six months ended December 31, 2025, representing 228.1% and nil of total revenue for the six months ended December 31, 2024 and 2025, respectively. The decrease was primarily attributable to the establishment of technological feasibility for the Company’s software development projects. Accordingly, qualifying development costs incurred during the current period were capitalized as intangible assets in accordance with ASC 985-20 rather than recognized as research and development expense.

Other expenses, net

Other income (expense) primarily consists of interest income net of interest expense, the exchange gain and loss, and other income and expenses. Our net other expense was approximately SGD 94,175 (USD 73,237) in the six months ended December 31, 2025, compared with a net other expense of approximately SGD 44,676 in the six months ended December 31, 2024. Other expenses incurred for the six months ended December 31, 2025 included an exchange loss in an amount of SGD 29,798 (USD 23,173), an interest expense in an amount of SGD 45,926 (USD 35,715), loan facility fee of SGD 15,531 (USD 12,078), finance expenses of SGD 3,352 (USD 2,607), and offset by miscellaneous income in an amount of SGD 432 (USD 336). Other expenses incurred for the six months ended December 31, 2024 included an interest expense in an amount of SGD 34,295, and miscellaneous net expense of SGD 10,381.

Loss before provision for income taxes

As a result of the foregoing, loss before provision for income taxes decreased by SGD 186,163, or 15.9%, from SGD 1,167,632 for the six months ended December 31, 2024 to SGD 981,469 (USD 763,254) for the six months ended December 31, 2025. The decrease in loss before income taxes was primarily attributable to higher gross profit generated from increased revenue during the current period, partially offset by higher selling and marketing expenses and general and administrative expenses following the Company’s initial public offering.

Provision for income taxes

No provision for income taxes was recorded for the six months ended December 31, 2025 and 2024 as the Company incurred losses before income taxes during both periods. The Company is subject to Singapore corporate income tax at a statutory rate of 17%.

Net loss

As a result of the foregoing, net loss decreased by SGD 186,163, or 15.9%, from SGD 1,167,632 for the six months ended December 31, 2024 to SGD 981,469 (USD 763,254) for the six months ended December 31, 2025.

B. Liquidity and capital resources

Overview

The unaudited interim condensed consolidated financial statements included in this report have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

As of December 31, 2025, the Company had total current assets of SGD 3,819,130 (USD 2,970,006) and total current liabilities of SGD 2,279,424 (USD 1,772,630), resulting in positive working capital of SGD 1,539,706 (USD 1,197,376). As of June 30, 2025, the Company had total current assets of SGD 4,373,118 (USD 3,438,256) and total current liabilities of SGD 3,704,464 (USD 2,912,543), resulting in positive working capital of SGD 668,654 (USD 525,713).

For the six months ended December 31, 2025, the Company reported a net loss of SGD 981,469 (USD 763,254). Although the Company continued to incur losses during the period, management believes that the Company’s financial position has improved as a result of increased revenue, strengthened working capital, and enhanced operating performance compared to the prior period.

Management believes that the Company’s existing cash resources, expected cash flows from operations, and continued growth in its business operations will be sufficient to meet its working capital requirements and operating obligations for at least the next twelve months from the date the unaudited interim condensed consolidated financial statements are issued. Accordingly, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Capital Raising Activities and Financial Position

The Company believed it has strengthened its capital resources through a series of financing activities. On October 15, 2025, the Company successfully completed its IPO, which provided additional capital to support the Company’s operations, product development, commercialization initiatives, and general working capital requirements.

Subsequent to the reporting period, on January 29, 2026, the Company completed its public offering of 44,775,000 Class A ordinary shares, par value $0.000625 per share. The net proceeds, after deducting direct attributable offering costs, was USD 8,655,000.

On April 3, 2026, the Company completed its public offering of 40,000,000 Class A ordinary shares, par value $0.0125 per share. The net proceeds, after deducting direct attributable offering costs, was USD 9,817,500.

On April 8, 2026, the Company acquired 10% of the equity interest in NVC Partners Limited and certain proprietary software source code and technology rights for an aggregate consideration of US$8.0 million in cash.

On April 10, 2026, the Company completed a related-party equity financing through the issuance of 688,073 Class B Ordinary Shares, par value $0.0125 per share, to an existing shareholder for aggregate gross proceeds of US$688,073. The proceeds from the financing are intended to further support the Company’s working capital requirements, ongoing business operations, and strategic growth initiatives.

In addition to the capital raised through the IPO and subsequent equity placement, the Company continues to evaluate and pursue additional equity financing opportunities to support future business expansion and product commercialization. Management believes these financing activities, together with expected cash flows from operations and the Company’s current liquidity position, provide sufficient financial resources to support the Company’s operating and capital requirements for at least the next twelve months from the date of issuance of the consolidated financial statements.

Liquidity Strategy and Action Plans

Management continually evaluates the Company’s liquidity position and implements strategies to support its ongoing operations, business expansion, and long-term growth. The Company’s principal initiatives include the following:

1. Capital Management

●	The Company completed its IPO in October 2025.

●

Subsequent to December 31, 2025, the Company successfully completed two follow-on equity offerings, generating net proceeds of USD 8,655,000 and US$9,817,500 on January 29, 2026 and April 3, 2026, respectively.   Management has allocated approximately 60% of the net proceeds from each offering toward working capital and approximately 40% toward strategic acquisitions. As part of this strategy, the Company entered into agreements to acquire a 10% equity interest in NVC Partners Limited and certain proprietary software source code and technology rights for an aggregate consideration of US$8.0 million. These financing activities have significantly strengthened the Company’s liquidity position and provided the Company with sufficient financial resources to support its ongoing operations, strategic growth initiatives, and potential acquisition opportunities.

●	Subsequent to the reporting period, the Company completed a related-party equity financing in April 2026, raising gross proceeds of US$688,073 to further support its growth initiatives and working capital requirements.

●	The Company will continue to evaluate additional equity financing opportunities as appropriate to support future expansion and strategic investments.

2. Business Growth and Revenue Expansion

●	The Company aims to continue to expand its software development, consulting, and product sales businesses by securing new customer projects and strengthening relationships with existing customers.

●	The Company is working on the commercialization of its proprietary software platforms and AI-powered solutions, which are expected to generate recurring revenue through Software-as-a-Service (“SaaS”) subscription arrangements.

●	Management expects continued revenue growth through the expansion of its customer base, increased commercialization of internally developed software products, and diversification of revenue streams.

3. Cost Management and Operational Efficiency

●	The Company aims to continue to implement disciplined cost management initiatives to improve operating efficiency while supporting future growth.

●	The Company believes that it has optimized its cost structure through efficient resource allocation, project-based engagement of overseas software developers, and continued monitoring of operating expenses.

●	Management continues to negotiate favorable commercial terms with vendors and customers to enhance cash flow management and maintain adequate liquidity.

Management believes that the Company’s existing cash resources, proceeds from recent financing activities, expected operating cash flows, and ongoing business development initiatives provide sufficient liquidity to fund its operations and capital requirements for at least the next twelve months from the date of issuance of the consolidated financial statements.

We believe that our existing cash, proceeds from our IPO completed in October 2025, proceeds from the public equity offerings in January 2026 and April 2026, and the proceeds from the related-party equity financing completed in April 2026, and expected cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from the date of this report. This assessment is based on management’s current operating plans, revenue projections, cost management initiatives, and expected business growth.

Although future operating results and market conditions are subject to uncertainty, management continuously monitors the Company’s liquidity position and capital requirements. If additional funding is required to support future growth initiatives or strategic opportunities, the Company believes it will be able to obtain additional financing through equity or other financing arrangements. Accordingly, management believes the Company has adequate financial resources to continue its operations and meet its obligations as they become due for at least the next twelve months from the date of this report.

Cash Flows Analysis

For the six months ended December 31, 2025, and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended December 31, (Unaudited)
	2024	2025	2025
	SGD	SGD	USD
Net cash used in operating activities	(94,390)	(262,011)	(203,757)
Net cash used in investing activities	—	(4,069,814)	(3,164,954)
Net cash provided by financing activities	107,699	4,337,660	3,373,248

Cash used in operating activities:

For the six months ended December 31, 2025, net cash used in operating activities was SGD 262,011 (USD 203,757), primarily reflecting the Company’s net loss of SGD 981,469 (USD 763,254), partially offset by non-cash adjustments and changes in working capital. Non-cash adjustments primarily consisted of an allowance for expected credit losses of SGD 634,575 (USD 493,487) and depreciation of property and equipment of SGD 619 (USD 482). Changes in working capital primarily included a decrease in accounts receivable of SGD 1,404,955 (USD 1,092,585) and a decrease in short-term deposits of SGD 1,082,006 (USD 841,438), partially offset by an increase in prepayments of SGD 2,141,712 (USD 1,665,536), primarily attributable to advance payments made to hardware vendors under procurement agreements for customer projects, a decrease in accounts payable of SGD 23,487 (USD 18,265), and a decrease in other payables and accrued liabilities of SGD 237,498 (USD 184,694).

For the six months ended December 31, 2024, net cash used in operating activities was SGD 94,390, primarily reflecting the Company’s net loss of SGD 1,167,632, partially offset by non-cash adjustments and changes in working capital. Non-cash adjustments primarily consisted of depreciation of property and equipment of SGD 14,941, assets written off of SGD 14,177, and a gain on early termination of lease of SGD 3,796. Changes in working capital primarily included a decrease in accounts receivable of SGD 823,551, an increase in accounts payable of SGD 267,500, an increase in other receivables of SGD 160,000, an increase in other payables and accrued liabilities of SGD 116,136, a decrease in prepayments of SGD 2,648 due to the recognition of prepaid rental expenses, and a decrease in taxes payable of SGD 1,915.

Cash used in investing activities:

For the six months ended December 31, 2025, net cash used in investing activities was SGD 4,069,814 (USD 3,164,954), primarily attributable to capitalized software development costs incurred in connection with the development of the Company’s proprietary software platform. These expenditures represent investments in the Company’s long-term technology capabilities and were capitalized as intangible assets in accordance with ASC 985-20. There were no investing activities during the six months ended December 31, 2024.

Cash provided by financing activities:

For the six months ended December 31, 2025, net cash provided by financing activities was SGD 4,337,660 (USD 3,373,248). Cash inflows primarily consisted of proceeds from the issuance of ordinary shares of SGD 4,559,788 (USD 3,545,990) in connection with the Company’s initial public offering and proceeds from a director’s loan of SGD 126,239 (USD 98,171). These inflows were partially offset by payments of IPO-related offering costs of SGD 941,927 (USD 732,504), repayments of bank borrowings of SGD 993,695 (USD 772,762), repayments to a related party of SGD 266,500 (USD 207,248), and repayment of a director’s loan of SGD 30,099 (USD 23,407).

For the six months ended December 31, 2024, net cash provided by financing activities was SGD 107,699. Cash inflows primarily consisted of proceeds from bank borrowings of SGD 415,289 and proceeds from a director’s loan of SGD 190,350. These inflows were partially offset by repayments of bank borrowings of SGD 428,888, repayments of finance lease obligations of SGD 1,271, and repayment of amounts due to a director of SGD 67,781.

The following table sets forth a summary of our working capital as of December 31, 2025 and June 30, 2025:

	June 30, 2025	December 31, (Unaudited)
	(Audited)	2025	2025
	SGD	SGD	USD
Current assets	4,373,118	3,819,130	2,970,006
Current liabilities	3,704,464	2,279,424	1,772,630
Working capital	668,654	1,539,706	1,197,376

Working capital increased from SGD 668,654 as of June 30, 2025 to SGD 1,539,706 (USD 1,197,376) as of December 31, 2025, primarily due to the repayment of bank borrowings and related-party obligations following the completion of the Company’s initial public offering, resulting in a significant reduction in current liabilities.

Current assets were SGD 3,819,130 (USD 2,970,006) as of December 31, 2025, compared to SGD 4,373,118 as of June 30, 2025. As of December 31, 2025, current assets primarily consisted of prepayments of SGD 2,141,712 (USD 1,665,536), short-term deposits of SGD 1,103,100 (USD 857,843), accounts receivable, net of expected credit losses, of SGD 568,346 (USD 441,983), and cash of SGD 5,972 (USD 4,644). The decrease in current assets was primarily attributable to the reduction in accounts receivable following collections during the period, partially offset by an increase in prepayments made to hardware vendors under procurement agreements for customer projects.

Current liabilities decreased from SGD 3,704,464 as of June 30, 2025 to SGD 2,279,424 (USD 1,772,630) as of December 31, 2025. As of December 31, 2025, current liabilities primarily consisted of taxes payable of SGD 1,729,163 (USD 1,344,711), other payables and accrued liabilities of SGD 395,025 (USD 307,198), amounts due to a director of SGD 149,907 (USD 116,577), and accounts payable of SGD 5,329 (USD 4,144). The decrease in current liabilities was primarily attributable to the repayment of bank borrowings and amounts due to related parties following the completion of the Company’s initial public offering.

Capital Expenditures

The Company did not incur any capital expenditures for property and equipment during the six months ended December 31, 2025 and 2024. During the six months ended December 31, 2025, the Company capitalized software development costs of SGD 4,069,814 (USD 3,164,954) as intangible assets in connection with the development of its proprietary software platforms in accordance with ASC 985-20. The Company expects to continue investing in the development of its technology platforms and, when appropriate, make capital expenditures to support the anticipated growth of its business.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Contractual Obligations

As of December 31, 2025, the Company do not have contractual obligations commitment. As the Company has terminated the motor vehicle lease and did not renew the long-term office lease, therefore, the future minimum payment under certain of our contractual obligations is nil.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Future Financings

We may issue new Class A Ordinary shares in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of the equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

Trend Information

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the current year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

We prepare our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our unaudited interim condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our unaudited interim condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 3 - Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.